July 7, 2021

Ms. Babette Cooper

Division of Corporation Finance, Office of Real Estate and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Arbor Realty Trust, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

File No. 001-32136

Filed February 19, 2021

Dear Ms. Cooper:

Arbor Realty Trust, Inc. (the “Company” or “we”) has received your letter, dated June 28, 2021 (the “Comment Letter”) regarding the Form 10-K of the Company for the year ended December 31, 2020 and is responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 46

1.	We note your disclosure of the cause of the increase in credit facilities and repurchase agreements on page 41. Please tell us what consideration you gave to also disclosing the average quarterly balance of your repurchase agreements for each of the past three years, the period end balance for each of those quarters, and the maximum balance at any month end.

Company Response:

The Company provides significant disclosures with respect to both its credit facilities and repurchase agreements (the “Debt Facilities”) throughout its quarterly and annual reports filed with the SEC. We currently disclose information related to the average quarterly/annual balances and period end balances of the Company’s Debt Facilities for the periods presented in the respective filings.

While the Company believes its Debt Facilities disclosures are comprehensive, we understand that such disclosures are contained in multiple sections of the Company’s quarterly and annual reports filed with the SEC, and that having such disclosures in one location could be helpful to an investor’s understanding of the Company’s liquidity position. As such, the Company will continue to include its current Debt Facilities related disclosures and will supplement such disclosures with the table below, which includes aggregate balances of the Company’s credit facilities and repurchase agreements, to be located in the Liquidity and Capital Resources section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in its annual reports on Form10-K going forward. The Company will also provide the same tabular disclosure for the current quarter and the four immediately preceding quarters in its future quarterly reports on Form 10-Q, beginning with the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2021.

We utilize our credit facilities and repurchase agreements primarily to finance our loan originations on a short-term basis prior to loan securitizations, including through CLOs. The timing, size and frequency of our securitizations impact the balances of these borrowings and produce some fluctuations. The following table provides additional information regarding the balances of our borrowings (in thousands):

	Quarterly		Maximum
	Average	End of Period	UPB at Any
Quarter Ended	UPB	UPB	Month-End
December 31, 2021	$ X,XXX	$ X,XXX	$ X,XXX
September 30, 2021	X,XXX	X,XXX	X,XXX
June 30, 2021	X,XXX	X,XXX	X,XXX
March 31, 2021	X,XXX	X,XXX	X,XXX

December 31, 2020	X,XXX	X,XXX	X,XXX
September 30, 2020	X,XXX	X,XXX	X,XXX
June 30, 2020	X,XXX	X,XXX	X,XXX
March 31, 2020	X,XXX	X,XXX	X,XXX

December 31, 2019	X,XXX	X,XXX	X,XXX
September 30, 2019	X,XXX	X,XXX	X,XXX
June 30, 2019	X,XXX	X,XXX	X,XXX
March 31, 2019	X,XXX	X,XXX	X,XXX

In connection with this response, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of any action by the Staff.

Should the Staff have any additional questions, please contact me at (516) 506-4422.

Sincerely,

/s/ Paul Elenio
Paul Elenio
Chief Financial Officer

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